UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 6*


NAME OF ISSUER:   Acorn Holding Corp..

TITLE OF CLASS OF SECURITIES:   Common Stock, $.01 par value per share.

CUSIP NUMBER:  004853107

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS:

        Stephen A. Ollendorff
        c/o Kirkpatrick & Lockhart Nicholson Graham LLP
        599 Lexington Avenue
        New York, NY  10022
        (212) 536-4030

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  May 13, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  004853107

1.   NAME OF REPORTING PERSON: Stephen A. Ollendorff

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes        No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.   SOLE VOTING POWER: 60,390 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER: 60,390 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 60,390 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
        Yes        No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.8%

14.  TYPE OF REPORTING PERSON: IN


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


ITEM 1.     SECURITY AND ISSUER

            This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the Schedule 13D, dated July 21, 1993, of Stephen A. Ollendorff, with respect to the Common Stock, $.01 par value (the "Common Stock") of Acorn Holding Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located 65 Locust Avenue, New Canaan, CT 06840.


ITEM 2.     IDENTITY AND BACKGROUND

            (a) This Amendment No. 6 is being filed by Stephen A. Ollendorff.

            (b) The principal business address of Mr. Ollendorff is located at 599 Lexington Avenue, New York, New York 10022.

            (c) Mr. Ollendorff is Of Counsel to the law firm of Kirkpatrick & Lockhart Nicholson & Graham LLP, a law firm having a principal place of business at the address set forth in Item 2(b). Mr. Ollendorff is also a director of the Company.

            (d) Mr. Ollendorff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Ollendorff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Ollendorff is a United States citizen.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) - (e) As of May 13, 2005 Mr. Ollendorff beneficially owned 60,390 shares of Common Stock, representing approximately 3.8% of the shares of Common Stock outstanding as of that date. Reporting Person has the sole power to vote or direct the vote, and dispose or direct the disposition of the 60,390 shares of Common Stock to which this filing relates.

            On May 13, 2005, the Irrevocable Proxy and Voting Agreement With Respect to Election of Directors, dated December 19, 1995 granted by Edward N. Epstein, an officer and director of the Company, to Mr. Ollendorff, to vote all of the shares of Common Stock of the Company owned by Mr. Epstein, was terminated by mutual agreement of the parties. Other than as set forth above, in the 60 days prior to the date hereof, Mr. Ollendorff has not engaged in any other transactions in shares of Common Stock.

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


      As of May 13, 2005, Mr. Ollendorff ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

                         -------------------------------



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2005
-----------------------
(Date)


                                    /s/ Stephen A. Ollendorff
                                    ------------------------------
                                    Stephen A. Ollendorff




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